Exhibit 2.1

FIRST AMENDMENT

TO

MERGER AGREEMENT

This First Amendment to Merger Agreement (this “Amendment”) is made and entered into as of the 9th day of March 2006, by and among (i) Kanbay International, Inc., a Delaware corporation (“Parent”), (ii) Kanbay Consulting, LLC, a Delaware limited liability company (“Kanbay Consulting”), (iii) Adjoined Consulting, Inc., a Delaware corporation (“Adjoined”), and (iv) the Owners’ Representative.

Recitals

A.            Parent, Kanbay Consulting, Adjoined and the Owners are parties to that certain Merger Agreement, dated as of February 13, 2006 (the “Merger Agreement”).

B.            Parent and Kanbay Consulting desire to allow Adjoined to make certain revisions to the Schedules attached to and incorporated by reference in the Merger Agreement.

C.            The parties hereto desire, for convenience, to deem the Closing as having been completed solely for purposes of Parent’s financial and accounting reporting as of 11:59 (CST) on the evening of February 28, 2006.

D.            The parties hereto desire to evidence their agreement that Sellers shall severally indemnify Parent for one-half of indemnification obligations borne by Parent, if any, pursuant to Section 4(g) of the Escrow Agreement.

E.             Pursuant to Section 8.2 of the Merger Agreement, each of the Owners and the other Sellers have granted the Owners’ Representative full power and authority to amend the Merger Agreement.

Agreement

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and in the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.             Defined Terms.  Unless otherwise provided herein, capitalized terms used herein shall have the meanings attributed thereto in the Merger Agreement.

2.             Amendment of Disclosure Schedules.  The Schedules attached to and incorporated by reference to the Merger Agreement are hereby amended as follows:

(a)           Schedule 2.5 is hereby amended to add the following to the Capital Lease Schedule:

Lessor	Lease #	Projected bal as of 03/01/06
National City Commercial Capital	Lease # 64962000	322,587.00

(b)           Schedule 3.6(a)(ii)  is hereby amended to add the following name under the category entitled “Commission Plans” in Item 1 under the sub-category entitled “Internal Commission Plan applicable to:” Gary DiOrio.

(c)           The last sentence of Schedule 3.10 is hereby amended to reference the date of the Share Purchase Agreement as August 30, 2000. The date was previously referenced incorrectly as being August 30, 2005.

(d)           Schedule 3.13 is hereby amended to delete Item 457.

(e)           Schedule 6.2(l) is hereby amended to delete the reference to Project Specific Teaming Agreement dated July 12, 2005 by and between Hewlett-Packard Company and Adjoined Consulting, Inc. in Item 4 under the category entitled “Partner Agreements”.

3.             Amendment of Section 9.1(c)(i).  Section 9.1(c)(i) of the Merger Agreement is hereby amended to add the following sentence at the end of the paragraph:

Notwithstanding anything in this Agreement to the contrary, the parties acknowledge and agree that the Sellers shall severally (in accordance with each Seller’s Proportionate Share) reimburse Parent for one-half of all indemnification payments made by Parent to the Escrow Agent pursuant to Section 4(g) of the Escrow Agreement, and the parties further acknowledge and agree that the limitations set forth in this Section 9.1(c)(i) shall not apply to Sellers’ reimbursement obligations pursuant to this sentence.

4.             Closing Date for Financial Reporting Purposes.  For convenience, the parties hereto agree that, solely for purposes of Parent’s financial accounting and reporting, the Closing shall be deemed completed as of 11:59 p.m. (CST) on the evening of February 28, 2006.

5.             Amendment of Section 10.3.  Section 10.3 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“10.3       Available Cash.  The term “Available Cash” shall mean all cash and cash equivalents (including marketable securities and short-term investments but excluding the amount of “Available Cash” necessary to cover outstanding checks which have been issued by the Company but have not cleared) held by the Company, calculated in accordance with GAAP applied on a basis consistent with the accounting principles, practices and procedures used in the preparation of the Company’s December 31, 2004 balance sheet included in the 2004 Audited Financial Statements.”

6.             Amendment of Section 10.35.  Section 10.35 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“10.35     Working Capital.  The term “Working Capital” shall mean the difference between (i) the Company’s accounts and notes receivable and unbilled revenue, prepaid expenses and other current assets, and (ii) the Company’s accounts payable, accrued expenses (including an agreed-upon accrual of $8,500.00 for the Company’s share of certain fees payable by Parent to the Escrow Agent and Exchange Agent) and deferred revenue, in each case calculated in accordance with GAAP applied on a basis consistent with the accounting principles, practices and procedures used in the preparation of the Company’s December 31, 2004 balance sheet included in the 2004 Audited Financial Statements; provided, however, that in no event shall Working Capital reflect (x) Available Cash or deferred tax assets, or (y) any reserves, accruals or other liabilities with respect to (i) the Company’s purchase price obligations under the Prior Acquisition Agreements, (ii) severance or similar payments (if any) due the Terminated Employees, (iii) capital lease obligations and other Funded Indebtedness, and/or (iv) the 401(k) Termination, except for (A) an agreed upon accrual of $111,714 with respect to certain severance obligations owed the Terminated Employees, and (B) a required accrual for the cash component of the Company’s remaining purchase price obligations under the Sapphire Agreement.”

7.             Miscellaneous.  The provisions set forth in Sections 9.6, 9.8, 9.9, 9.10, 9.11 and 9.12 of the Merger Agreement are incorporated herein by reference.

8.             Further Assurances.  The parties hereto shall execute and deliver such documents, and take such other action, as shall be reasonably requested by any other party hereto to carry out the transactions contemplated by this Amendment.

9.             Effectiveness.  Except as expressly amended hereby, the Merger Agreement shall remain in full force and effect.

EXECUTED as of the date first written above.

PARENT:

KANBAY INTERNATIONAL, INC.

By:	/s/ William F. Weissman
William F. Weissman,
Executive Vice President and Chief Financial
Officer

KANBAY CONSULTING:

KANBAY CONSULTING, LLC

By:	/s/ William F. Weissman
William F. Weissman,
Treasurer

ADJOINED:

ADJOINED CONSULTING, INC.

By:	/s/ Daniel E. Reed
Daniel E. Reed,
Chief Financial Officer

THE OWNERS’ REPRESENTATIVE:

/s/ Matthew Newton
Matthew Newton, on behalf of the Owners and the
other Sellers